Exhibit 99.2

Media Release

Corporate Communication GPO Box 2719 Sydney NSW 2001 Australia	Telephone: (02) 9378 2663 Telephone: (02) 9378 2662 Facsimile: (02) 9378 2395 www.commbank.com.au

COMMONWEALTH BANK ANNOUNCES NEW BOARD MEMBER

Sydney 5th March 2003: The Chairman of Commonwealth Bank of Australia, Mr John Ralph AC, announced the appointment of Ms Carolyn Kay as a Director of the Bank, effective from today.

Ms Kay, who holds Bachelor of Laws and Bachelor of Arts degrees and completed a Graduate Diploma in Management, has had an extensive career in finance and international capital markets with an international legal firm and investment banks. She retired from Morgan Stanley in 1999 after ten years with that firm in London and Melbourne in roles which included Executive Director, Investment Banking and Head of Debt Capital Markets in Australasia. Prior to Morgan Stanley, Carolyn worked for JP Morgan in London and New York, Linklaters & Paines in London and Gillotts in Melbourne. She was also previously a non-Executive Director of Colonial State Bank.

She is currently Deputy Chair of Victoria Funds Management Corporation, Director of Mayne Group Limited and of Treasury Corporation of Victoria, and an Advisor to Morgan Stanley.

Mr Ralph welcomed Ms Kay’s appointment, commenting that she brings to the Board a wide range of experience in finance, international business and investment banking.

-ENDS-

Media contact for further information:

Paul Rea
Group Corporate Relations
T: (02) 9378 5965
reapn@cba.com.au

Media Release